FURY GOLD MINES LIMITED
("CORPORATION")

LONG-TERM INCENTIVE PLAN

AUTHORIZED BY THE BOARD OF THE CORPORATION ON MAY 18, 2023

SUBMITTED TO SHAREHOLDERS FOR APPROVAL ON JUNE 29, 2023

FURY GOLD MINES LIMITED
(the "CORPORATION")
LONG-TERM INCENTIVE PLAN

1. PURPOSE

The purpose of the Plan is to attract, retain and motivate persons with training, experience and leadership as directors, officers and employees of the Corporation, its subsidiaries and shared service providers staff, in order to advance the long-term interests of the Corporation by providing such persons with the opportunity and incentive, through equity-based compensation, to acquire an ownership interest in the Corporation, and to promote a greater alignment of interests between such persons and shareholders of the Corporation.

2. DEFINITIONS AND INTERPRETATION

2.1 Definitions. For purposes of the Plan, the following words and terms shall have the following meanings:

"Active Employment" or "Actively Employed" means when a Participant is employed by the Corporation or UMS and actively providing services (including part time and occasional) to the Corporation or any subsidiary, or a Participant is on a vacation or a leave of absence approved by the Corporation or any subsidiary or authorized under applicable law. For purposes of this Plan, except as may be required to comply with minimum requirements of applicable employment standards legislation, a Participant is not Actively Employed if his or her employment has been terminated by the Participant's resignation or retirement or by the Corporation ,any subsidiary or UMS, regardless of whether the Participant's employment has been terminated with or without cause, lawfully or unlawfully or with or without notice, and, except as may be required by minimum requirements of applicable employment standards legislation, being Actively Employed does not include any period during, or in respect of, which a Participant is receiving or is entitled to receive payments in lieu of notice (whether by way of lump sum or salary continuance), benefits continuance, severance pay, damages for wrongful dismissal or other termination related payments or benefits, in each case, whether pursuant to statute, contract, common law, civil law or otherwise;

"Appendix" means one of the four appendices attached hereto which are described in section 2.6;

"Administrative Agent" has the meaning ascribed thereto in Section 3.4;

"affiliate" means an "affiliated company" determined in accordance with the Securities Act (British Columbia) and also includes those entities that are similarly related, whether or not any of the entities are corporations, companies, partnerships, limited partnerships, trusts, income trusts or investment trusts or any other organized entity issuing securities;

"Award" means (i) any Option, Performance Share Unit, Restricted Share Unit and/or Deferred Share Unit granted under the Plan and reflected in an Award Agreement, and (ii) any SPC that is the subject of an executed SPC Participant Deduction Form;

"Award Agreement" means an Option Award Agreement, a PSU Award Agreement, an RSU Award Agreement and/or a DSU Award Agreement (as applicable) generally in the form of Appendix 3;

"Base Salary" means regular gross hourly wages or base salary (as applicable), or base secondment fee, excluding in each case payments for overtime, shift differentials, incentive compensation, bonuses, commissions and other special payments, fees, allowances or extraordinary compensation;

"Benefits Representative" means the Participant Benefits Coordinator of the Corporation or such other Person, regardless of whether employed by the Corporation, who has been formally, or by operation or practice, designated by the Corporation to assist with the day-to-day administration of the Plan;

"Blackout Period" means an interval of time during which (a) trading in securities of the Corporation is restricted in accordance with the policies of the Corporation; or (b) the Corporation has otherwise determined that one or more Participants may not trade in securities of the Corporation because they may be in possession of undisclosed material information (as defined under applicable securities laws);

"Board" means the board of directors of the Corporation or, if established and duly authorized to act, a committee of the board of directors of the Corporation;

"Business Day" means any day, other than Saturday, Sunday or any statutory holiday in the Province of British Columbia, Canada;

"Canadian Taxpayer" means a Participant liable to pay income taxes in Canada as a result of the receipt of an Award or the settlement thereof or an SPC;

"Change in Control" means the occurrence of any one or more of the following events:

(a) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its subsidiaries and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the votes attached to all of the outstanding voting securities of the successor corporation or entity after completion of the transaction;

(b) a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(c) any person, entity or group of persons or entities acting jointly or in concert (the "Acquiror") acquires, or acquires control (including the power to vote or direct the voting) of, voting securities of the Corporation which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates (as defined by securities legislation) and/or affiliates of the Acquiror to cast or direct the casting of 50% or more of the votes attached to all of the Corporation's outstanding voting securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

(d) the sale, transfer or other disposition of all or substantially all of the assets of the Corporation;

(e) as a result of or in connection with:

(i) the contested election of directors; or

(ii) a transaction referred to in paragraph (a) of this definition of "Change in Control",

the nominees named in the most recent management information circular of the Corporation for election to the board of directors of the Corporation shall not constitute a majority of the Directors; or

(f) the Board adopts a resolution to the effect that a transaction or series of transactions involving the Corporation or any of its affiliates that has occurred or is immanent is a Change in Control, and for purposes of the foregoing, "voting securities" means the Shares and any other shares entitled to vote for the election of directors, and shall include any securities, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but which are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities;

"Corporation" means Fury Gold Mines Limited, including its subsidiaries unless the context otherwise clearly requires;

"Date of Disability" means the date on which a Participant experiences a Termination Date due to a Disability; "Deferred Annual Amount" has the meaning ascribed thereto in Section 8.1(b);

"Deferred Share Unit" (or "DSU") means a deferred share unit granted in accordance with Section 8.1, the value of which on any particular date shall be equal to the Market Price of one Share, and that represents the right to receive cash and/or Shares equal to the Market Price of one Share on settlement of the Deferred Share Unit;

"Disability" means a medical condition that would qualify a Participant for long-term disability benefits under their applicable benefits plan sponsored or maintained by the Corporation or a subsidiary of the Corporation;

"Dividend Equivalents" means the right, if any, granted under Section 15, to receive payments in cash or in Shares, based on dividends declared on Shares;

"DSU Account" has the meaning ascribed thereto in Section 8.3;

"DSU Award Agreement" means a written confirmation agreement, in such form(s) as determined by the Corporation from time to time, setting out the terms and conditions relating to a Deferred Share Unit and entered into in accordance with Section 8.2;

"DSU Separation Date" means, with respect to Deferred Share Units granted to a Participant, the date on which the Participant ceases to hold all positions with the Corporation or a corporation related to the Corporation within the meaning of the Income Tax Act (Canada) as a result of the Participant's death or retirement from, or loss of, an office or employment for purposes of paragraph 6801(d) of the Regulations under the Income Tax Act (Canada);

"Early Retirement" means, in the case of an employee of the Corporation or any subsidiary, a Participant's resignation from employment with the Corporation or any subsidiary on or after the date that the Participant reaches age sixty (60) and the Participant has at least five (5) years of service in the aggregate with the Corporation or any of its subsidiaries as at the Participant's Termination Date, other than a Retirement;

"Eligible Person" means:

(a) for all Performance Share Units and Restricted Share Units, any director, officer or employee of the Corporation who has not experienced a Termination Date and is eligible to receive Awards or SPCs under the Plan;

(b) for all Options, any director, officer or employee of the Corporation or of UMS who has not experienced a Termination Date and is otherwise eligible to receive Awards under the Plan; and

(c) for all Deferred Share Units, any non-executive director of the Corporation who is eligible to receive Awards under the Plan; and

(d) for all SPCs, a SPC Eligible Person;

"Employer's Contribution" means, in respect of a Participant in an SPC, the amount credited to a Participant's SPC Account each Purchase Period by the Corporation or subsidiary (as applicable), being an amount equal to 25% of the Participant's Contribution for the applicable Purchase Period;

"Grant Date" means the date on which the Award is made to an Eligible Person in accordance with the provisions hereof;

"Holding Period" has the meaning for SPCs ascribed in Section 9.7;

"Insider" means an "insider" determined in accordance with the TSX Company Manual in respect of the rules governing Security-Based Compensation Arrangements, as such definition may be amended, supplement or replaced from time to time;

"Market Purchase" means the purchase of outstanding Shares within the meaning ascribed in Section 9.6(b);

"Market Price", as of a particular date, shall be equal to the volume-weighted average trading price of the Shares for the five (5) trading days immediately preceding such date as reported by the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be. If the Shares are not publicly traded or quoted, then the "Market Price" shall be the fair market value of the Shares, as determined by the Board, on the particular date;

"Option" means an option to purchase Shares granted under Section 5.1;

"Option Price" means Market Price as ascribed thereto in Section 5.2(b);

"Participant" means an Eligible Person with outstanding Awards and a SPC Eligible Person with respect of outstanding SPCs, or his or her Personal Representatives or Permitted Assigns, as the context requires;

"Participant's Contribution" means the amount credited to a Participant's SPC Account each Purchase Period out of the Participant's Base Salary, being an amount equal to the Participant's Base Salary multiplied by the Payroll Deduction Rate for that Purchase Period;

"Payroll Deduction Rate" means the percentage of a Participant's Base Salary to be deducted each Purchase Period as the Participant's Contribution, expressed in whole numbers as a percentage that is not less than 1% nor or more than 10% of the Participant's Base Salary;

"Performance Share Unit" (or "PSU")" means a performance share unit granted in accordance with Section 6.1, the value of which on any particular date shall be equal to the Market Price of one Share, and that represents the right to receive cash and/or Shares equal to the Market Price of one Share on settlement of the Performance Share Unit;

"Permitted Assign" means a "permitted assign" as defined in National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators;

"Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

"Personal Representative" means:

(a) in the case of a Participant who, for any reason, is incapable of managing its affairs, the Person entitled by law to act on behalf of such Participant; and

(b) in the case of a deceased Participant, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so;

"Plan" means this Fury Gold Mines Limited Long-Term Incentive Plan, as amended from time to time in accordance with its terms;

"PSU Account" has the meaning ascribed thereto in Section 6.3;

"Purchase Date" means the fifth Business Day following the applicable Purchase Period or as soon as reasonably possible thereafter;

"Purchase Period" means monthly, quarterly or any other regular purchase interval as determined by the Corporation from time to time and communicated to a Participant;

"PSU Award Agreement" means a written confirmation agreement, in such form(s) as determined by the Corporation from time to time, setting out the terms and conditions relating to a Performance Share Unit and entered into in accordance with Section 6.2;

"PSU Vesting Date" means, with respect to Performance Share Units granted to a Participant, the date determined in accordance with Section 6.4, which date, for Canadian Taxpayers, shall not be later than the date referred to in Section 6.2(b);

"Redemption Date" means, subject to Section 8.5(a), up to three dates elected by the Participant, being the dates on which the Participant delivers a notice of settlement to the Corporation, which shall not be earlier than the applicable DSU Separation Date and which shall not be later than December 15 of the first calendar year that commences after the applicable DSU Separation Date.

"Restricted Share" Unit (or "RSU") means a restricted share unit granted in accordance with Section 7.1, the value of which on any particular date shall be equal to the Market Price of one Share, and that represents the right to receive cash and/or Shares equal to the Market Price of one Share on settlement of the Restricted Share Unit;

"Retirement" means, in the case of an employee of the Corporation or any subsidiary, a Participant's resignation from employment with the Corporation or any subsidiary at any time following the end of the month in which they turn sixty- five (65);

"RSU Account" has the meaning ascribed thereto in Section 7.3;

"RSU Award Agreement" means a written confirmation agreement, in such form(s) as determined by the Corporation from time to time, setting out the terms and conditions relating to a Restricted Share Unit and entered into in accordance with Section 7.2;

"RSU Vesting Date" means, with respect to Restricted Share Units granted to a Participant, the date determined in accordance with Section 7.4, which date, for Canadian Taxpayers, shall not be later than the date referred to in Section 7.2(b);

"Security-Based Compensation Arrangement" has the meaning ascribed in Section 613(b) of the Toronto Stock Exchange Company Manual, as amended from time to time and shall include:

(a) stock option plans for the benefit of employees, insiders, service providers, or any one of such groups;

(b) individual stock options granted to employees, service providers, or insiders if not granted pursuant to a plan previously approved by the Corporation's security holders;

(c) stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased;

(d) PSUs, DSU,s RSUs, stock appreciation rights involving issuances of securities from treasury;

(e) any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation from treasury; and

(f) security purchases from treasury by an employee, insider, or service provider which is financially assisted by the Corporation by any means whatsoever;

and for avoidance of doubt, includes any such security even if settled in cash.

"Service Agreement" means any written agreement between a Participant and the Corporation or with UMS, in connection with that Participant's employment, secondment or engagement as a director, officer, consultant or employee or the termination of such employment or engagement, as amended, replaced or restated from time to time;

"Shares" mean common shares without par value of the Corporation;

"SPC" means a share purchase commitment for purchase of Shares as agreed between the Participant and the Corporation and as reflected on a SPC Payroll Deduction Form;

"SPC Payroll Deduction Form" means the SPC payroll deduction form in the form of Appendix 2.

"SPC Shares" means Shares purchased on behalf of a Participant pursuant to a SPC;

"SPC Eligible Person" means any of the following individuals:

(a) any director or officer of the Corporation; or

(b) any employee of the Corporation,

provided that the officer or employee has been Actively Employed by the Corporation, any subsidiary for at least three (3) months and has not experienced a Termination Date;

"SPC Account" has the meaning ascribed in Section 9.1;

"subsidiary" a Person is a Subsidiary of another corporation if: (i) it is controlled by (A) that other; or (B) that other and one or more Persons each of which is controlled by that other; or (C) two or more Persons, each of which is controlled by that other; or (ii) it is a Subsidiary of a Person that is that other's Subsidiary;

"Termination Date" means the Participant's last day of Active Employment of office by the Corporation, or any subsidiary or UMS  for any reason whatsoever, but in any case (i) regardless of whether the Participant's office or employment is terminated with or without cause, through actions or events constituting constructive dismissal, lawfully or unlawfully, with or without any adequate reasonable notice, or with or without any adequate compensation in lieu of such reasonable notice, and without regard to whether the Participant continues thereafter to receive any compensatory payments or other amounts from the Corporation, any subsidiary or UMS, or in the case of loss of office, failure to be re-appointed, re-nominated or re-elected to such office and (ii) except as may be required by minimum requirements of applicable employment standards legislation, does not include any severance period or notice period to which the Participant might then be entitled or any period of salary continuance or deemed employment or other damages paid or payable to the Participant in respect of his or her termination of employment, and, in the case of both subsections (i) and (ii), whether pursuant to any applicable statute, contract, civil law, the common law or otherwise. Any such severance period or notice period shall not be considered a period of employment for the purposes of a Participant's rights under the Plan;

"Treasury Purchase" means a purchase of previously unissued treasury shares within the meaning ascribed in Section 9.6(b); and

"UMS" means Universal Mineral Services Ltd, the Corporation's shared services provider so long as it is subject to a Shared Services Agreement with the Corporation.

2.2 Headings. The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

2.3 Context; Construction. Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

2.4 Statutes. Any reference to a statute, regulation, rule, instrument, or policy statement shall refer to such statute, regulation, rule, instrument, or policy statement as the same may be amended, replaced or re-enacted from time to time.

2.5 Canadian Funds. Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to Canadian dollars (CAD). Any amounts paid on exercise or in settlement of an Award shall be paid in Canadian dollars.

2.6 Appendices. The following appendices are attached to, forms part of, and shall be deemed to be incorporated in, the Plan:

Appendix	Title
Appendix 1	Special Provisions Applicable to US Taxpayers
Appendix 2	SPC Participant Deduction Form
Appendix 3	Award Agreement for Stock options, DSU, RSU, PSU
Appendix 4	Form Of Stock Option Exercise Notice

3. ADMINISTRATION OF THE PLAN

3.1 The Plan shall be administered by the Board.

3.2 The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a) to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan and to amend or revoke such policies, rules and regulations;

(b) to interpret and construe the Plan and to determine all questions arising out of the Plan and any Award or SPC made pursuant to the Plan, and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;

(c) to determine the time or times when Awards and SPCs will be made, subject to the requirements of applicable securities laws and regulatory requirements;

(d) to recommend to the Board which Eligible Persons should be granted Awards and permitted SPCs, subject to the approval of the Board;

(e) to recommend to the Board the number of Awards and SPCs to be awarded to Eligible Persons, subject to the approval of the Board;

(f) to determine the term of Awards and SPCs and the vesting criteria applicable to Awards (including performance vesting, if applicable);

(g) to determine if Shares which are subject to an Award and SPCs will be subject to any restrictions upon the exercise or vesting of such Award;

(h) to prescribe the form of the instruments relating to the grant, exercise and other terms of Awards including the form or forms of Option Award Agreements, PSU Award Agreements, RSU Award Agreements, DSU Award Agreements and SPC Participant Deduction Forms and all ancillary documents and instruments related to the Plan and Awards; and

(i) subject to Section 14, to make all other determinations under, and such interpretations of, and to take all such other steps and actions in connection with the proper administration of the Plan as it, in its sole discretion, may deem necessary or advisable.

The Board's guidelines, rules, regulation, interpretations and determinations shall be conclusive and binding upon the Corporation and all other Persons.

3.3 Delegation. The Board may delegate to any committee of the Board, such of the Board's duties and powers relating to the Plan as the Board may see fit, subject to applicable law.

3.4 Use of Administrative Agent. The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer Awards granted under the Plan and to act as trustee to hold and administer the Plan and the assets that may be held in respect of Awards and SPCs granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion (the "Administrative Agent").

3.5 Limitation of Liability and Indemnification. No member of the Board or a committee of the Board will be liable for any action or determination taken or made in good faith with respect to the Plan or any Awards and SPCs granted thereunder and each such member shall be entitled to indemnification by the Corporation with respect to any such action or determination in the manner provided for by the Board or a committee of the Board.

4. SHARES SUBJECT TO THE PLAN AND INSIDER PARTICIPATION LIMITS

4.1 Shares Subject to Awards and SPCs. Subject to adjustment under the provisions of Section 11, the aggregate number of Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all Awards and SPCs awarded or made under this Plan, together with all other Security-Based Compensation Arrangements of the Corporation (other than any securities issued pursuant to Section 613(c) (Employment Inducements) of the Toronto Stock Exchange Company Manual) including those equity-based securities settled for cash (notwithstanding this is not a stock exchange requirement), shall not exceed 10% of the issued and outstanding Shares outstanding (on a non-diluted basis) at the time of the granting of the Award or SPC; and provided that the aggregate number of Shares to be reserved and set aside for redemption and settlement for all Deferred Share Units, Restricted Share Units and Performance Share Units granted under this Plan, and all SPCs entered into, shall not exceed 2% in aggregate for each of such type of Award or SPC. For the purposes of calculating the number of Shares that are the subject to the SPC aggregate 2% limit and 30,000 individual limit, the aggregate number of Shares subject to such SPCs shall be the estimated quarterly based on SPCs entered into and in effect, reduced for Shares issued or acquired to satisfy the SPC obligations in that quarter and increased for new SPCs entered into in that quarter.

4.2 Shares Available for Future Grants. Any Shares subject to an Award or SPC which for any reason expires without having been exercised, settled or purchased, or which is forfeited or terminated, shall again be available for future Awards under the Plan.

4.3 Insider Participation Limits. The Plan, when combined with all of the Corporation's other previously established Security-Based Compensation Arrangements, shall not result at any time in:

(a) a number of Shares issued to Insiders within a one-year period exceeding 5% of the issued and outstanding Shares; and

(b) a number of Shares issuable to Insiders at any time exceeding 5% of the issued and outstanding Shares.

4.4 Outside Director Limit. The Plan, when combined with all of the Corporation's other previously established Security-Based Compensation Arrangements, shall not result at any time in (i) a number of Shares issuable to all non- executive directors of the Corporation exceeding 1% of the issued and outstanding Shares at such time, or (ii) a number of Shares issuable to any one non-executive director pursuant to Awards granted within a one-year period exceeding an Award value of $150,000 per such non-executive director; of which the Award value of any Options will not exceed $100,000 and provided that Deferred Share Units granted in lieu of director fees payable on account of a director's service as a member of the Board shall be excluded for purposes of the above-noted limits.

4.5 No Fractional Shares. No fractional Shares shall be issued upon the exercise or settlement of any equity based security.

5. OPTIONS

5.1 Grant. Options may be granted to Eligible Persons (including, for greater certainty, executive and non-executive directors of the Corporation) at such time or times as shall be determined by the Board by resolution. The Grant Date of an Option for purposes of the Plan will be the date on which the Option is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.

5.2 Terms and Conditions of Options. Options shall be evidenced by an Option Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a) the number of Shares to which the Options to be awarded to the Participant pertain;

(b) the exercise price per Share subject to each Option (the "Option Price"), which shall in no event be lower than the Market Price on the Grant Date;

(c) the Option's scheduled expiry date, which shall not exceed five (5) years from the Grant Date (provided that if no specific determination as to the scheduled expiry date is made by the Board, the scheduled expiry date shall be five (5) years from the Grant Date); and

(d) such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to securities law matters.

For greater certainty, each Option Award Agreement may contain terms and conditions in addition to those set forth in the Plan.

5.3 Vesting. Subject to Section 13, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant's Service Agreement or Option Award Agreement, each Option shall vest as to one-third of the number of Shares granted by such Option on each of the first three anniversaries of the Grant Date of such Option (and in no circumstances shall Options vest at a rate that is faster).

5.4 Exercise of Option. Options may be exercised only to the extent vested. Options may be exercised by the Participant by delivering to the Corporation a notice of exercise, in the form(s) as determined by the Corporation from time to time, or through the Administrative Agent if permitted by the Corporation, in each case, specifying the number of Shares with respect to which the Option is being exercised. Payment of the Option Price may be made by one or more of the following methods (or any combination thereof):

(a) in cash, by certified cheque made payable to the Corporation, by wire transfer of immediately available funds, or other instrument acceptable to the Board; or

(b) if permitted by the Board, by a "cashless exercise" arrangement (with a full deduction from the number of Shares available for issuance under the Plan), whereby the Participant shall elect to receive either: (i) an amount in cash per Option equal to the cash proceeds realized upon the sale of the Shares by a securities dealer in the capital markets, less the applicable Option Price and any withholding taxes due as a result of the exercise of the Option; or (ii) the net number of Shares remaining after the sale of such number of Shares by a securities dealer in the capital markets as required to realize cash proceeds equal to the applicable Option Price and any withholding taxes due as a result of the exercise of the Option; provided that the transfer cost incurred to sell the Shares will be deducted from the net proceeds payable to the Participant;

provided that, in either case, the Participant shall pay to the Corporation amounts necessary to satisfy applicable federal and provincial withholding tax and, if applicable, Canada Pension Plan and other statutory deduction requirements pursuant to Section 16.4 or shall otherwise make arrangements satisfactory to the Corporation for such requirements.

No certificates for Shares so purchased will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance and sale of the Shares. The delivery of certificates representing the Shares to be purchased pursuant to the exercise of an Option will be contingent upon receipt from the Participant by the Corporation or the Administrative Agent on behalf of the Corporation, as applicable, of the full purchase price for such Shares and the fulfillment of any other requirements contained in the Option Award Agreement or applicable provisions of laws.

5.5 Termination of Option Due to Termination of Office or Employment or Engagement. Unless otherwise determined by the Board, or unless otherwise provided in the Participant's Service Agreement or Option Award Agreement, if a Participant's office or employment or engagement terminates in any of the following circumstances, subject to Section 13, Options shall be treated in the manner set forth below. In the event that a Participant's Options terminate and are forfeited or expire as set forth below, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise (including on account of severance, payment in lieu of notice or damages for wrongful dismissal), except as required to satisfy the Participant's minimum entitlements under applicable employment standards legislation. The Plan may take away or limit a Participant's common law or civil law rights, as applicable, to the Participant's Options and any common law or civil law rights, as applicable, to damages as compensation for the loss, or continued vesting, of the Participant's Options during any reasonable notice period.

Reason for Termination	Vesting	Expiry of Option
Death	Unvested Options automatically vest as of the date of death.	Vested Options expire on the earlier of the scheduled expiry date of the Option and one (1) year following the date of death.
Disability	Unvested Options as of the Date of Disability continue to vest in accordance with the terms of the Option	Vested Options expire on the scheduled expiry date of the Option.
Retirement and Early Retirement

Unvested Options continue to vest in accordance with the terms of the Option, subject to compliance with any applicable non-compete and/or non- solicit provisions.

Notwithstanding the foregoing, if a Participant's resignation constitutes an Early Retirement and the Participant commences employment (whether full- time, part-time or otherwise) with any Person or on his or her own behalf at any time on or following the Termination Date without having received prior written consent from the Corporation with respect to such employment, all unvested Options automatically terminate and shall be forfeited immediately on the applicable commencement date.

Vested Options expire on the scheduled expiry date of the Option.

Notwithstanding the foregoing, if a Participant's resignation constitutes an Early Retirement and the Participant commences employment (whether full- time, part-time or otherwise) with any Person or on his or her own behalf at any time on or following the Termination Date without having received prior written consent from the Corporation with respect to such employment, all Vested Options expire on the earlier of the scheduled expiry date of the Option and three (3) months following the applicable commencement date.

Reason for Termination	Vesting	Expiry of Option
Resignation or loss of office or termination of employment	Unvested Options as of the Termination Date automatically terminate and shall be forfeited on the Termination Date.	Vested Options expire on the earlier of the scheduled expiry date of the Option and three (3) months following the Termination Date.
Termination without Cause - No Change in Control Involved	Unvested Options automatically terminate and shall be forfeited on the Termination Date.	Vested Options expire on the earlier of the scheduled expiry date of the Option and three (3) months following the Termination Date.
Termination for Cause	Options, whether vested or unvested as of the Termination Date, automatically terminate and shall be forfeited on the Termination Date.

6. PERFORMANCE SHARE UNITS

6.1 Grant. Performance Share Units may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of a Performance Share Unit for purposes of the Plan will be the date on which the Performance Share Unit is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.

6.2 Terms and Conditions of Performance Share Units. Performance Share Units shall be evidenced by a PSU Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a) the number of Performance Share Units to be awarded to the Participant;

(b) the performance cycle applicable to each Performance Share Unit, which shall be the period of time between the Grant Date and the date on which the performance criteria specified in Section 6.2(c) must be satisfied before the Performance Share Unit is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Taxpayers, shall in no case end later than November 30 of the calendar year which is three (3) years after the calendar year in which the Grant Date occurs;

(a) the performance criteria, which may include criteria based on the Participant's personal performance and/or the performance of the Corporation and/or its subsidiaries, that shall be used to determine the vesting of the Performance Share Units;

(b) whether and to what extent Dividend Equivalents will be credited to a Participant's PSU Account in accordance with Section 15; and

(c) such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to securities law matters.

For greater certainty, each PSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable, the Appendix. No Shares will be issued on the Grant Date and the Corporation shall not be required to set aside a fund for the payment of any such Awards.

6.3 PSU Accounts. A separate notional account shall be maintained for each Participant with respect to Performance Share Units granted to such Participant (a "PSU Account") in accordance with Section 16.3. Performance Share Units awarded to the Participant from time to time pursuant to Section 6.1 shall be credited to the Participant's PSU Account and shall vest in accordance with Section 6.4. On the vesting of the Performance Share Units pursuant to Section 6.4 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 6.5, or on the forfeiture or termination of the Performance Share Units pursuant to the terms of the Award, the Performance Share Units credited to the Participant's PSU Account will be cancelled.

6.4 Vesting. Subject to Section 13, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant's Service Agreement or PSU Award Agreement, each Performance Share Unit shall vest as at the date that is the end of the performance cycle (which shall be the "PSU Vesting Date"), subject to any performance criteria having been satisfied.

6.5 Settlement.

(a) Unless otherwise set forth in the applicable PSU Award Agreement, the vested Performance Share Units shall be settled by the Corporation within thirty (30) days after the applicable PSU Vesting Date. On settlement, the Corporation shall, for each vested Performance Share Unit being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the PSU Vesting Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the PSU Vesting Date, in the sole discretion of the Board, subject to the Appendix (if applicable). No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the Performance Share Units. The delivery of certificates representing the Shares to be issued in settlement of Performance Share Units will be contingent upon the fulfillment of any requirements contained in the PSU Award Agreement or applicable provisions of laws.

(b) For greater certainty, for Canadian Taxpayers, in no event shall such settlement be later than December 31 of the calendar year which is three (3) years after the calendar year in which the Grant Date occurs.

6.6 Termination of Performance Share Unit Due to Termination of Office, Employment or Engagement. Unless otherwise determined by the Board, or unless otherwise provided in the Participant's Service Agreement or PSU Award Agreement, if a Participant's employment or engagement terminates in any of the following circumstances, Performance Share Units shall be treated in the manner set forth below. In the event that a Participant's Performance Share Units terminate and/or are forfeited as set forth below, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise (including on account of severance, payment in lieu of notice or damages for wrongful dismissal), except as required to satisfy the Participant's minimum entitlements under applicable employment standards legislation. The Plan may take away or limit a Participant's common law or civil law rights, as applicable, to the Participant's Performance Share Units and any common law or civil law rights, as applicable, to damages as compensation for the loss, or continued vesting, of the Participant's Performance Share Units during any reasonable notice period.

Reason for Termination	Treatment of Performance Share Units
Death

Outstanding Performance Share Units that were vested on or before the date of death shall be settled in accordance with Section 6.5 as of the date of death.

Outstanding Performance Share Units that were not vested on or before the date of death shall vest and be settled in accordance with Section 6.5 as of the date of death, prorated to reflect the actual period between the commencement of the performance cycle and the date of death, based on the achievement of the performance criteria for the applicable performance period(s) up to the date of death.

Subject to the foregoing, any remaining Performance Share Units shall in all respects terminate as of the date of death.

Retirement and Early Retirement

Outstanding Performance Share Units that vested on or before the Termination Date shall be settled in accordance with Section 6.5 as of Termination Date.

Outstanding Performance Share Units that were not vested on or before the Termination Date shall continue to vest and be settled in accordance with Section 6.5 in accordance their terms, based on the achievement of the performance criteria for the applicable performance period(s) and subject to compliance with any applicable non-compete and/or non-solicit provisions.

Notwithstanding the foregoing, if a Participant's resignation constitutes an Early Retirement and the Participant commences employment (whether full-time, part- time or otherwise) with any Person or on his or her own behalf at any time on or following the Termination Date without having received prior written consent from the Corporation with respect to such employment, all unvested Performance Share Units automatically terminate and shall be forfeited immediately on the applicable commencement date.

Subject to the foregoing, any remaining Performance Share Units shall in all respects terminate as of the expiry date of the applicable performance period.

Disability

Outstanding Performance Share Units that were vested on or before the Date of Disability shall be settled in accordance with Section 6.5 as of the Date of Disability.

Outstanding Performance Share Units that were not vested on or before the Date of Disability shall vest and be settled in accordance with Section 6.5 as of the Date of Disability, prorated to reflect the actual period between the commencement of the performance cycle and the Date of Disability, based on the achievement of the performance criteria for the applicable performance period(s) up to the Date of Disability.

Subject to the foregoing, any remaining Performance Share Units shall in all respects terminate as of the Date of Disability.

Resignation or loss of office

Outstanding Performance Share Units that were vested on or before the Termination Date shall be settled in accordance with Section 6.5 as of the Termination Date and any outstanding unvested Performance Share Units on the Termination Date shall automatically terminate and be forfeited on the Termination Date.

Reason for Termination	Treatment of Performance Share Units
Termination without Cause - No Change in Control Involved

Outstanding Performance Share Units that were vested on or before the Termination Date shall be settled in accordance with Section 6.5 as of the Termination Date.

Outstanding Performance Share Units that would have vested on the next vesting date following the Termination Date, prorated to reflect the actual period between the commencement of the performance cycle and the Termination Date, based on the achievement of the performance criteria for the applicable performance period(s) up to the Termination Date, shall be settled in accordance with Section 6.5 as of such vesting date.

Subject to the foregoing, any remaining Performance Share Units shall in all respects terminate as of the Termination Date.

Termination of the Participant for Cause	Outstanding Performance Share Units (whether vested or unvested) shall automatically terminate and be forfeited on the Termination Date.

7. RESTRICTED SHARE UNITS

7.1 Grant. Restricted Share Units may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of a Restricted Share Unit for purposes of the Plan will be the date on which the Restricted Share Unit is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.

7.2 Terms and Conditions of Restricted Share Units. Restricted Share Units shall be evidenced by an RSU Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a) the number of Restricted Share Units to be awarded to the Participant;

(b) the period of time between the Grant Date and the date on which the Restricted Share Unit is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Taxpayers, shall in no case be later than November 30 of the calendar year which is three (3) years after the calendar year in which the Grant Date occurs;

(c) whether and to what extent Dividend Equivalents will be credited to a Participant's RSU Account in accordance with Section 15; and

(d) such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to securities law matters.

For greater certainty, each RSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable, the Appendix. No Shares will be issued on the Grant Date and the Corporation shall not be required to set aside a fund for the payment of any such Awards.

7.3 RSU Accounts. A separate notional account shall be maintained for each Participant with respect to Restricted Share Units granted to such Participant (an "RSU Account") in accordance with Section 16.3. Restricted Share Units awarded to the Participant from time to time pursuant to Section 7.1 shall be credited to the Participant's RSU Account and shall vest in accordance with Section 7.4. On the vesting of the Restricted Share Units pursuant to Section 7.4 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 7.5, or on the forfeiture or termination of the Restricted Share Units pursuant to the terms of the Award, the Restricted Share Units credited to the Participant's RSU Account will be cancelled.

7.4 Vesting. Subject to Section 13, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant's Service Agreement or RSU Award Agreement, each Restricted Share Unit shall vest when all applicable restrictions shall have lapsed (which shall be the "RSU Vesting Date"). Unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant's Service Agreement or RSU Award Agreement, each Restricted Share Unit shall vest no later than November 30th following the third anniversary of the Grant Date.

7.5 Settlement.

(a) Unless otherwise set forth in the applicable RSU Award Agreement, the vested Restricted Share Units shall be settled by the Corporation within thirty (30) days after the applicable RSU Vesting Date. On settlement, the Corporation shall, for each vested Restricted Share Unit being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the RSU Vesting Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the RSU Vesting Date, in the sole discretion of the Board, subject to the Appendix (if applicable). No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the Restricted Share Units. The delivery of certificates representing the Shares to be issued in settlement of Restricted Share Units will be contingent upon the fulfillment of any requirements contained in the RSU Award Agreement or applicable provisions of laws.

(b) For greater certainty, for Canadian Taxpayers, in no event shall such settlement be later than December 31 of the calendar year which is three (3) years after the calendar year in which the Grant Date occurs.

7.6 Termination of Restricted Share Unit Due to Termination of Employment or Engagement. Unless otherwise determined by the Board, or unless otherwise provided in the Participant's Service Agreement or RSU Award Agreement, if a Participant's employment or engagement terminates in any of the following circumstances, Restricted Share Units shall be treated in the manner set forth below. In the event that a Participant's Restricted Share Units terminate and/or are forfeited as set forth below, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise (including on account of severance, payment in lieu of notice or damages for wrongful dismissal), except as required to satisfy the Participant's minimum entitlements under applicable employment standards legislation. The Plan may take away or limit a Participant's common or civil law rights, as applicable, to the Participant's Restricted Share Units and any common or civil law rights, as applicable, to damages as compensation for the loss, or continued vesting, of the Participant's Restricted Share Units during any reasonable notice period.

Reason for Termination	Treatment of Restricted Share Units
Death

Outstanding Restricted Share Units that were vested on or before the date of death shall be settled in accordance with Section 7.5 as of the date of death.

Outstanding Restricted Share Units that were not vested on or before the date of death shall vest and be settled in accordance with Section 7.5 as of the date of death, prorated to reflect the actual period between the Grant Date and the date of death.

Subject to the foregoing, any remaining Restricted Share Units shall in all respects terminate as of the date of death.

Retirement and Early Retirement

Outstanding Restricted Share Units that were vested on or before the Termination Date shall be settled in accordance with Section 7.5 as of the Termination Date.

Outstanding Restricted Share Units that were not vested on or before the Termination Date shall continue to vest and be settled in accordance with Section 7.5, subject to compliance with any applicable non-compete and/or non-solicit provisions, in accordance with their terms.

Notwithstanding the foregoing, if a Participant's resignation constitutes an Early Retirement and the Participant commences employment (whether full-time, part-time or otherwise) with any Person or on his or her own behalf at any time on or following the Termination Date without having received prior written consent from the Corporation with respect to such employment, all unvested Restricted Share Units automatically terminate and shall be forfeited immediately on the applicable commencement date.

Reason for Termination	Treatment of Restricted Share Units
Disability

Outstanding Restricted Share Units that were vested on or before the Date of Disability shall be settled in accordance with Section 7.5.

Outstanding Restricted Share Units with a Grant Date after March 22, 2016 that were not vested on or before the Date of Disability shall vest and be settled in accordance with Section 7.5 as of the Date of Disability, prorated to reflect the actual period between the Grant Date and the Date of Disability.

Subject to the foregoing, any remaining Restricted Share Units shall in all respects terminate as of the Date of Disability.

Resignation or Loss of Office

Outstanding Restricted Share Units that were vested on or before the Termination Date shall be settled in accordance with Section 7.5 as of the Termination Date and any outstanding unvested Restricted Share Units on the Termination Date shall automatically terminate and be forfeited on the Termination Date.

Termination without Cause - No Change in Control Involved

Outstanding Restricted Share Units that were vested on or before the Termination Date shall be settled in accordance with Section 7.5 as of the Termination Date.

Outstanding unvested Restricted Share Units that would have vested on the next vesting date following the Termination Date, shall vest and be settled in accordance with Section 7.5 as of such vesting date, prorated to reflect the actual period between the Grant Date and the Termination Date.

Subject to the foregoing, any remaining unvested Restricted Share Units shall in all respects terminate and be forfeited as of the Termination Date.

Termination of the Participant for Cause	Outstanding Restricted Share Units (whether vested or unvested) shall automatically terminate and be forfeited on the Termination Date.

8. DEFERRED SHARE UNITS

8.1 Grant.

(a) Discretionary Deferred Share Units. Deferred Share Units may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of a Deferred Share Unit for purposes of the Plan will be the date on which the Deferred Share Unit is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.

(b) Mandatory or Elective Deferred Share Units. In addition to the foregoing, on fixed dates established by the Board and subject to such terms and conditions and other procedures as the Board shall determine, the Board may require a non-executive director of the Corporation or any subsidiary of the Corporation to defer, or may permit such Person to elect to defer, receipt of all or a portion of his or her annual directors' retainer, committee chairperson retainer and committee members retainer, payable on account of his or her services as a member of the Board (which amount shall not include Board or committee meeting fees or special remuneration for ad hoc services rendered to the Board) (the "Deferred Annual Amount"), and receive in lieu thereof an Award of Deferred Share Units equal to the greatest whole number which may be obtained by dividing (i) the amount of the Deferred Annual Amount, by (ii) the Market Price of one Share as of the date on which the Deferred Annual Amount would otherwise have been paid. For elective Deferred Share Units, the form of election shall be in such form(s) as determined by the Corporation from time to time.

8.2 Terms and Conditions of Deferred Share Units. Deferred Share Units shall be evidenced by a DSU Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a) the number of Deferred Share Units to be awarded to the Participant;

(b) for Deferred Share Units awarded under Section 8.1(a):

(i) the period of time between the Grant Date and the date on which the Deferred Share Unit is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, subject to Section 8.5(b) for Canadian Taxpayers;

(ii) any performance criteria, which may include criteria based on the Participant's personal performance and/or the financial performance of the Corporation and/or its subsidiaries, that may be used to determine the vesting of the Deferred Share Units (if applicable); and

(iii) such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to securities law matters;

(c) in the case of Deferred Share Units awarded to a Canadian Taxpayer, such terms and conditions as may be necessary to meet the requirements of paragraph 6801(d) of the Regulations under the Income Tax Act (Canada); and

(d) in the case of Deferred Share Units awarded to a US Taxpayer, such terms and conditions as may be necessary to meet the requirements of US Code Section 409A (as defined in the Appendix).

For greater certainty, each DSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable, the Appendix. No Shares will be issued on the Grant Date and the Corporation shall not be required to set aside a fund for the payment of any such Awards.

8.3 DSU Accounts. A separate notional account shall be maintained for each Participant with respect to Deferred Share Units granted to such Participant (a "DSU Account") in accordance with Section 16.3. Deferred Share Units awarded to the Participant from time to time pursuant to Section 8.1 shall be credited to the Participant's DSU Account and shall vest in accordance with Section 8.4. On the vesting of the Deferred Share Units pursuant to Section 8.4 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 8.5, or on the forfeiture and  termination of the Deferred Share Units pursuant to the terms of the Award, the Deferred Share Units credited to the Participant's DSU Account will be cancelled.

8.4 Vesting. Subject to Section 13, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant's Service Agreement or DSU Award Agreement:

(a) each Deferred Share Unit awarded under Section 8.1(a) shall vest in accordance with the DSU Award Agreement; and

(b) each Deferred Share Unit awarded under Section 8.1(b) shall immediately vest at the time it is credited to the Participant's DSU Account.

8.5 Settlement.

(a) The Deferred Share Units may be settled by delivery by the Participant to the Corporation of a notice of settlement, substantially in the form(s) as determined by the Corporation from time to time, acknowledged by the Corporation. The notice of settlement must be delivered to the Corporation by no later than December 15 of the first calendar year following the calendar year in which the DSU Separation Date occurs. In the event that a Participant fails to deliver a proper notice of settlement to the Corporation by December 14 of the first calendar year following the calendar year in which the DSU Separation Date occurs in respect of any outstanding Deferred Share Units, all such Deferred Share Units shall automatically be settled on December 15 of the first calendar year following the calendar year in which the DSU Separation Date occurs, which date shall be deemed to be the Redemption Date for such Deferred Share Units. On settlement, the Corporation shall, for each such vested Deferred Share Unit, deliver to the Participant a cash payment equal to the Market Price of one Share as of the Redemption Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the Redemption Date, in accordance with the applicable notice of settlement. No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the Deferred Share Units. On cash settlement, the Corporation shall withhold from any payment otherwise payable to such Participant any amounts required by any taxing authority to be withheld for taxes of any kind. The delivery of certificates representing the Shares to be issued in settlement of Deferred Share Units or any cash settlements will be contingent upon the fulfillment of any requirements contained in the DSU Award Agreement or applicable provisions of laws.

(b) Notwithstanding the foregoing, all settlements of Deferred Share Units granted to a Participant who is a Canadian Taxpayer shall take place (i) after the DSU Separation Date; and (ii) by December 31 of the first calendar year that commences after such DSU Separation Date.

8.6 Termination of Deferred Share Unit Due to Termination of Engagement. Unless otherwise determined by the Board, or unless otherwise provided in the Participant's Service Agreement or DSU Award Agreement, if a Participant's engagement terminates in any of the following circumstances, Deferred Share Units shall be treated in the manner set forth below:

Reason for Termination	Treatment of Deferred Share Units
Death Resignation Termination without Cause - No Change in Control Involved

Outstanding Deferred Share Units that were vested on or before the DSU Separation Date, as applicable, shall be settled in accordance with Section 8.5.

Subject to the foregoing, any remaining unvested Deferred Share Units shall automatically terminate and be forfeited on the DSU Separation Date.

Termination of the Participant for Cause or Loss of Office	Outstanding Deferred Share Units (whether vested or unvested) shall automatically terminate and be forfeited on the DSU Separation Date.

9. SHARE PURCHASE COMMITMENTS ("SPCs")

9.1 Eligibility. Any Eligible Person as of the first day of a Purchase Period may become a Participant in an SPC upon enrolment in accordance with Section 9.2. The Board shall estimate the number of SPCs which any eligible Participant may purchase which shall be within the individual and aggregate limits herein prescribed. Such estimate shall be updated each quarter as SPCs are converted to Shares. Each Eligible Person who ceases to be a Participant and who later becomes a Participant shall be treated as a new Participant for eligibility purposes under the SPC. The Corporation shall maintain an account for each Participant containing all the information required by section 9.5 and Appendix 2 (the "SPC Account").

9.2 Enrolment. To enroll in a SPC, an Eligible Person shall execute and deliver to the Benefits Representative a payroll deduction authorization form, substantially in the form of Appendix 2 - Payroll Deduction Authorization Form or such other form(s) as prescribed by the Corporation or the Benefits Representative from time to time. Such authorization must specify the Participant's Payroll Deduction Rate selected by the Eligible Person and such other information as is required by the Benefits Representative. Upon receipt by the Benefits Representative, the payroll deduction authorization form shall authorize the Corporation or subsidiary (as applicable) to deduct from the Participant's Base Salary and credit to the Participant's SPC Account the Participant's Contribution authorized by such form.

9.3 Participant's Contributions.

(a) Participant's Contributions by Payroll Deductions. Beginning on the first day of the payroll period in the Purchase Period that next commences after the Participant has delivered his or her payroll deduction authorization form in accordance with Section 9.2, the Corporation or subsidiary (as applicable) shall deduct the Participant's Payroll Deduction Rate from each payment of the Participant's Base Salary and shall credit such amount to the Participant's SPC Account. The Corporation shall have no obligation to pay interest on the Participant's Contributions or to hold such amounts in a trust or in any segregated account.

(b) No Other Participant's Contributions Permitted. A Participant may not make any separate cash payment other than the Participant's Contributions into the Participant's SPC  Account.

(c) Continuing Effect of Payroll Deduction Authorization. The deduction and crediting of a Participant's Contributions for a Participant will start on the first day of the payroll period in the Purchase Period that next commences after the Participant has delivered his or her payroll deduction authorization form in accordance with Section 9.2, and shall continue until the first day of the payroll period in the Purchase Period that next commences after the date on which the Participant (i) elects to increase, decrease, suspend, terminate or resume such deductions and credits pursuant to Section (d), or (ii) ceases to qualify as an Eligible Person, and, in each case, subject to Section 9.9.

(d) Changes in Participant's Contributions. A Participant may increase, decrease, suspend, terminate or resume his or her Participant's Contributions under the SPC by giving written notice to the Benefits Representative at such time and in such form as the Corporation or Benefits Representative may prescribe from time to time. Such increase, decrease, suspension, termination or resumption will be effective as of the first day of the payroll period in the Purchase Period that next follows receipt by the Benefits Representative of the Participant's written notice or such other later date as is administratively practicable. A Participant shall be entitled to increase, decrease, suspend, terminate or resume his or her Participant's Contributions no more than two times per calendar year, or three times per calendar year for employees returning from a leave of absence.

(e) Blackout Periods. Notwithstanding any other provision of the SPC, if a Blackout Period is in effect, an Eligible Person subject to the Blackout Period may not enroll in the SPC until after the end of the Blackout Period, and (ii) a Participant subject to the Blackout Period may not increase, decrease, suspend, terminate or resume his or her Participant's Contributions until after the end of the Blackout Period.

9.4 Employer's Contributions. Each Employer's Contribution shall be credited to each Participant's SPC Account at the same time as the Participant's Contribution to which the Employer's Contribution relates.

9.5 SPC Accounts. Each SPC Accounts shall be a separate account shall be maintained for each Participant with respect to the Participant's Contributions, the Employer's Contributions and SPC Shares being purchased by the Participant. SPC Shares awarded to the Participant from time to time pursuant to Section 9 shall be credited to the Participant's SPC Account and are required to be held by the Participant in that account in accordance with Section 9.7. On the forfeiture or termination of the SPC Shares pursuant to the terms of the SPC, the SPC Shares credited to the Participant's SPC Account will be cancelled and, subject to minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal. Interest shall not accrue on cash held in the SPC Account. SPC Accounts may be maintained at banks or registered securities dealers in the Corporation's name in trust for each Participant.

9.6 Purchase of SPC Shares.

(a) Purchase of SPC Shares on Purchase Date. On the Purchase Date, the Administrator shall aggregate the Participant's Contributions, Employer's Contributions and Dividend Equivalents awarded in respect of SPC Shares held in each Participant's SPC Account and shall use such amounts to acquire SPC Shares for such Participant by way of a Treasury Purchase or a Market Purchase in accordance with this Section 9.6, provided that, in no event shall the number of SPC Shares acquired by any one Participant in any calendar year exceed thirty thousand (30,000) (or such other maximum number of SPC Shares as determined from time to time by the Corporation).

(b) Source of SPC Shares. SPC Shares acquired by the Administrator under the SPC will, at the sole option of the Corporation, either be Shares issued from the treasury of the Corporation (a "Treasury Purchase") or Shares acquired on the open market through the facilities of the Toronto Stock Exchange or the NYSE American Stock Exchange (in each instance, a "Market Purchase").

(c) Price of Market Purchase Shares. The price of Shares acquired through a Market Purchase will be 100% of the average purchase price of the Shares purchased by the Administrator on behalf of the Participants through the facilities of the Toronto Stock Exchange or the NYSE American Stock Exchange, as applicable, on the date that such Shares were acquired by the Administrator pursuant to a Market Purchase. Neither the Corporation nor the Benefits Representative will exercise any direct or indirect control over the price paid for Shares acquired under the SPC. The Administrator will control the time, amount and manner of the purchases of any Shares acquired through a Market Purchase.

(d) Price of Treasury Purchase Shares. The price of Shares acquired through a Treasury Purchase will be a price per Share equal to 100% of the Market Price on the date such Shares are issued.

(e) Fractional Shares. No fractional Shares shall be awarded under the SPC. All fractions will be rounded up to the nearest whole Share.

(f) Direct Registration System. Participants' SPC Shares shall be registered with the transfer agent's direct registration system, without having a physical security certificate issued as evidence of ownership.

(g) Fees and Commissions. The Corporation shall be responsible for all fees and commissions in relation to a purchase of SPC Shares pursuant to the SPC.

9.7 Holding Period. SPC Shares purchased with Employer's Contributions, including Shares acquired on account of Dividend Equivalents awarded in respect of such Shares, may be sold or withdrawn from the Participant's SPC Account following a six (6) month period commencing on the date such Shares are acquired (the "Holding Period"). For greater certainty, SPC Shares purchased with Participant's Contributions, including Shares acquired on account of Dividend Equivalents awarded in respect of such Shares, may be sold or withdrawn from the Participant's SPC Account on the date such Shares are acquired in accordance with the terms of the SPC. Unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant's Service Agreement, SPC Shares acquired under the SPC and Shares acquired on account of Dividend Equivalents awarded in respect of such SPC Shares, shall vest immediately.

9.8 Sales and Withdrawals. Sales and Withdrawals of SPC Shares from SPC Account.

(a) Shares. Subject to compliance with applicable laws, any restrictions as may be prescribed by the Board and communicated to the Participant at least concurrently with execution of Appendix 2, and the Holding Period, Participants are entitled to sell or withdraw some or all SPC Shares held in their SPC Account twice per calendar year (and entirely to the extent paid for, immediately before a Change in Control).

(b) Sale/Withdrawal Requests. SPC Shares may be sold or withdrawn by the Participant by delivering to the Administrator a notice of sale or withdrawal, in the form and in the manner required by the Administrator from time to time, specifying the number of SPC Shares with respect to which the notice of sale or withdrawal is being delivered. Such SPC Shares will be sold on the Toronto Stock Exchange and/or NYSE American Stock Exchange, as determined by the Administrator, as soon as is administratively practical after receipt of the request. The sale price for such SPC Shares shall be more-or-less the prevailing market price of the Shares at the time of such sale.

(c) Administrative Fees and Commissions. Participants shall be responsible for all fees and commissions in relation to the sale or withdrawal of their SPC Shares, whether the sale or withdrawal was carried out by the Participant or by the Corporation or the Administrator upon the Participant's request.

9.9 Termination of Employment or Office. Unless otherwise determined by the Board, or unless otherwise provided in the Participant's Service Agreement, if a Participant's employment terminates in any of the following circumstances, then notwithstanding the Holding Period in Section 9.7, SPC Shares and any accumulated cash in the Participant's SPC Account shall be treated in the manner set forth below:

Reason for Termination	Treatment of SPC Shares
Death

The Participant's Personal Representative may elect to withdraw or sell all the SPC Shares credited to the Participant's SPC Account as of the date of death, by making an election in the form and in the manner prescribed by the Administrator from time to time. In the event that no such written notice of election is received by the Administrator within 30 days of the Participant's date of death, the Participant's Personal Representative (or such other designated person) will automatically be deemed to have elected to sell the balance of SPC Shares in accordance with Section 9.8(b) as of the 31st day following the date of death. Thereafter, any accumulated cash credited to the Participant's SPC Account as of the date of death will be delivered to, or on behalf of, the Participant as soon as administratively practicable

Termination for any reason other than death, including a Termination for Cause, Termination without Cause, Retirement, Resignation or Loss of Office

The Participant may elect to withdraw or sell all the SPC Shares credited to the Participant's SPC Account as of the Termination Date, by making an election in the form and in the manner prescribed by the Administrator from time to time. In the event that no such written notice of election is received by the Administrator within 30 days of the Termination Date, the Participant will automatically be deemed to have elected to sell the balance of the SPC Shares in accordance with Section 9.8(b) as of the 31st day following the Termination Date. Thereafter, any accumulated cash credited to the Participant's SPC Account as of the Termination Date will be delivered to, or on behalf of, the Participant as soon as administratively practicable.

10. NON-ASSIGNABILITY AND NON-TRANSFERABILITY OF AWARDS AND SPCs

Each Award and SPC is personal to the Participant and may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a Participant's limited Permitted Assigns or Personal Representatives.

11. ADJUSTMENTS

11.1 The number and kind of securities to which an Award or SPC pertains and, with respect to Options, the Option Price, shall be adjusted in the event of a reorganization, recapitalization, stock split or redivision, reduction, combination or consolidation, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation, in such manner, if any, and at such time, as the Board, in its sole discretion, may determine to be equitable in the circumstances. Failure of the Board to provide for an adjustment shall be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances. If an adjustment results in a fractional share, the fraction shall be disregarded and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise.

11.2 If at any time the Corporation grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the Shares or other securities subject to an Award in consequence thereof and the Awards shall remain unaffected. Shares credited to a SPC Account shall be entitled to participate in the subscription right notwithstanding they have not been withdrawn from the SPC Account.

11.3 The adjustments provided for in this Section 11 shall be cumulative.

11.4 On the happening of each and every of the foregoing events, the applicable provisions of the Plan shall be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Award (and the Plan) and, with respect to Options, the Option Price.

12. PRIORITY OF AGREEMENTS

12.1 Priority of Agreements. In the event of any inconsistency or conflict between the provisions of a Participant's Award Agreement and the Plan, the provisions of the Plan shall prevail with respect to such Participant. In the event of any inconsistency or conflict between the provisions of (i) the Plan and/or a Participant's Award Agreement, and (ii) a Participant's Service Agreement, the provisions of the Participant's Service Agreement shall prevail with respect to such Participant unless the terms of the Participant's Service Agreement would either (i) cause a violation of US Code Section 409A in respect of a US Taxpayer (as defined in the Appendix) or (ii) cause the Plan to be a "salary deferral arrangement" as defined in the Income Tax Act (Canada) in respect of a Participant that is a Canadian Taxpayer, in which case the terms of the Plan shall prevail.

12.2 Vesting and Termination Provisions in Service Agreements. In the event that a Participant's Service Agreement contains provisions respecting the vesting of the dates upon which any or all outstanding Awards shall be exercisable or settled, without regard to whether such Awards have otherwise vested in accordance with their terms, or provisions respecting the expiry, forfeiture and termination of such Awards, the vesting or expiry, forfeiture and termination of such Awards, as applicable, shall be governed by the terms and conditions of the Participant's Service Agreement with respect to such Participant.

13. CHANGE IN CONTROL - TREATMENT OF AWARDS AND SPCs

13.1 Change in Control. Unless otherwise provided in the Participant's Service Agreement or Award Agreement, if a Change in Control shall have occurred and at least one of the two additional circumstances described below occurs, then there shall be immediate vesting of each outstanding Award (with outstanding Performance Share Units vesting based on the achievement of the performance criteria for the applicable performance period(s) up to the effective date of the Change in Control), which may be exercised and settled, in whole or in part, even if such Award is not otherwise exercisable or vested by its terms:

(a) upon a Change in Control, if the surviving corporation (or any affiliate thereof) or the potential successor (or any affiliate thereto) fails to continue or assume the obligations with respect to each Award or fails to provide for the conversion or replacement of each Award with an equivalent award that satisfies the criteria set forth in Section 13.1(b)(i) or Section 13.1(b)(ii); or

(b) in the event that the Awards were continued, assumed, converted or replaced as contemplated in Section 13.1(b)(i), during the two-year period following the effective date of a Change in Control, the Participant is terminated by the Corporation without cause or the Participant resigns for good reason in accordance with the terms of the Participant's Service Agreement, and for purposes of Section 13.1:

(i) the obligations with respect to each Participant shall be considered to have been continued or assumed by the surviving corporation (or any affiliate thereto) or the potential successor (or any affiliate thereto), if each of the following conditions are met, which determination shall be made solely in the discretionary judgment of the Board, which determination may be made in advance of the effective date of a particular Change in Control and shall be final and binding:

(A) the Shares remain publicly held and widely traded on an established stock exchange; and

(B) the terms of the Plan and each Award are not materially adversely altered or impaired without the consent of the Participant;

(ii) the obligations with respect to each Award shall be considered to have been converted or replaced with an equivalent award by the surviving corporation (or any affiliate thereto) or the potential successor (or any affiliate thereto), if each of the following conditions is met, which determination shall be made solely in the discretionary judgment of the Board, which determination may be made in advance of the effective date of a particular Change in Control and shall be final and binding:

(A) to the extent applicable, each Award is converted or replaced with a replacement award in a manner that qualifies under subsection 7(1.4) of the Income Tax Act (Canada) in the case of a Participant that is a Canadian Taxpayer or that complies with US Code Section 409A in the case of a Participant that is a US Taxpayer on all or any portion of the benefit arising in connection with the grant, exercise and/or other disposition of such Award;

(B) the converted or replaced award preserves the existing value of each underlying Award being replaced, contains provisions for scheduled vesting and treatment on termination of employment (including with respect to termination for cause) that are no less favourable to the Participant than the underlying Award being replaced, and all other terms of the converted award or replacement award (but other than the security and number of shares represented by the continued award or replacement award) are substantially similar to the underlying Award being converted or replaced; and

(C) the security represented by the converted or replaced Award is of a class that is publicly held and widely traded on an established stock exchange.

(iii) each SPC will be deemed to have terminated and any Shares credited to the Participant in the SPC Account shall be forthwith released to the Participant on the earlier of the time immediately before  the Change of Control, if the Change of Control, was  foreseeable, and immediately after if it was not. The six month hold period obligation pertaining to such Shares shall be deemed waived by the Corporation.

13.2 Change in Control. Notwithstanding Section 13.1, in the event of a Change in Control, the Board shall have the right, but not the obligation, and without the consent of any Participant, to permit each Participant, within a specified period of time prior to the completion of the Change in Control as determined by the Board, to exercise all of the Participant's outstanding Options (to the extent vested and exercisable, including in accordance with the Award Agreement) and to settle all of the Participant's outstanding Performance Share Units, Restricted Share Units and Deferred Share Units (to the extent vested, including in accordance with the Award Agreement) but, in each case, subject to and conditional upon the completion of the Change in Control.

13.3 Termination of Awards on Change in Control. Subject to and conditional upon completion of the Change in Control event, the Plan and all outstanding Awards, vested and unvested, shall be deemed to be terminated, without further act or formality, except to the extent required under Sections 13.1 and 17.2, if applicable.

13.4 Further Assurances on Change in Control. The Participant shall execute such documents and instruments and take such other actions, including exercise or settlement of Awards vesting pursuant to Section 13.2 or the Award Agreement, as may be required consistent with the foregoing; provided, however, that the exercise or settlement of Awards vesting pursuant to Section 13.2 or the Award Agreement shall be subject to the completion of the Change in Control event.

13.5 Awards Need Not be Treated Identically. In taking any of the actions contemplated by this Section 13, the Board shall not be obligated to treat all Awards held by any Participant, or all Awards in general, identically.

13.6 Canadian Taxpayer. In the case of a Deferred Share Unit held by a Participant that is a Canadian Taxpayer, and subject to any further limitations provided in any Award Agreement, (i) no settlement shall be made to the Participant under this Section 13 prior to the Participant's DSU Separation Date; and (ii) all settlements to such Participant under this Section 13 shall be made by December 31 of the first calendar year that commences after such DSU Separation Date.

13.7 US Taxpayer. Notwithstanding anything herein to the contrary, any termination and/or accelerated vesting, exercise, payment or settlement of any Award held by a Participant that is a US Taxpayer (as defined in the Appendix) in connection with a Change in Control shall be made in accordance with, and to the extent permitted by, US Code Section 409A (as defined in the Appendix), to the extent applicable.

14. AMENDMENT, SUSPENSION OR TERMINATION OF PLAN AND AWARDS

14.1 Discretion to Amend SPCs and Awards. The Board may amend this Plan and any Awards or SPCs made pursuant to it at any time, provided, however, that no such amendment may materially and adversely affect any Award or SPC previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including Toronto Stock Exchange requirements). Any amendment under this Section shall be subject to Toronto Stock Exchange approval where required by its policies. Without limiting the generality of the foregoing, the Board may make the following types of amendments to this Plan or any Awards without obtaining approval of the shareholders of the Corporation:

(a) amendments of a "housekeeping" or administrative nature, including any amendment for the purpose of curing any ambiguity, typographical or like error or omission in this Plan or to correct or supplement any provision of this Plan that conflicts with any other provision of this Plan;

(b) amendments necessary to comply with the provisions of applicable law or the rules, regulations and policies of the Toronto Stock Exchange, as they are amended from time to time;

(c) amendments necessary for Awards or SPCs to qualify for favourable treatment under applicable tax laws;

(d) amendments to the definition of Eligible Person or vesting provisions of this Plan or any Award;

(e) amendments of the dates on which participants may become eligible to participate in a SPC, the minimum and maximum permitted payroll deduction rate, the term of a participant's contributions and right to cancel the SPC, the rights of SPC holders of Shares, the rights to sell or withdraw Shares, including any holding period; and

(f) amendments necessary to suspend or terminate this Plan.

14.2 Amendments Requiring Shareholder Approval. Notwithstanding Section 14.1, amendments to the Plan or Awards to:

(a) with respect to Options, reduce the Option Price, or cancel and reissue any Options so as to in effect reduce the Option Price;

(b) extend (i) the term of an Option beyond its original expiry date, or (ii) the date on which a Performance Share Unit, Restricted Share Unit or Deferred Share Unit will be forfeited or terminated in accordance with its terms, other than in accordance with Section 17.3;

(c) increase the fixed maximum percentage of Shares reserved for issuance under the Plan beyond 10% or an increase in category of DSU,PSU,DSU or SPC beyond 2% of the issued and outstanding Shares at the time of grant;

(d) remove or to exceed the insider participation limits set out in Section 4.3 or the non-executive director limit set out in Section 4.4;

(e) revise Section 9 to permit Awards granted under the Plan to be transferable or assignable other than for estate settlement purposes;

(f) any change to the Corporation's contribution to an SPC or increase in the number of shares allowed to be purchased by a Participant within a 12 month period ;

(g) any change in the definition of Market Price; or

(h) delete or reduce the range of amendments which require approval by the shareholders of the Corporation under this Section 14.2,

shall not be made without obtaining approval of the shareholders of the Corporation in accordance with the requirements of the Toronto Stock Exchange.

14.3 Amendment, Suspension or Discontinuance. No amendment, suspension or discontinuance of the Plan or of any Award may contravene the requirements of the Toronto Stock Exchange or any securities commission or other regulatory body to which the Plan or the Corporation is now or may hereafter be subject. Termination of the Plan shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

14.4 Tax Provisions. Notwithstanding the foregoing:

(a) no amendment to the Plan shall cause the Plan or Performance Share Units, Restricted Share Units or Deferred Share Units or SPC granted to a Canadian Taxpayer hereunder to be made without the consent of such Canadian Taxpayer if the result of such amendment would be to cause the Performance Share Units, Restricted Share Units or Deferred Share Units to be a "salary deferral arrangement" under the Income Tax Act (Canada); and

(b) no amendment to the Plan shall cause the Plan with respect to Deferred Share Units granted to a Canadian Taxpayer hereunder to cease to meet the conditions of paragraph 6801(d) of the Regulations under the Income Tax Act (Canada) without the consent of such Canadian Taxpayer.

15. DIVIDEND EQUIVALENTS

The Board may determine whether and to what extent it is equitable that Dividend Equivalents should be credited to a Participant's PSU Account, RSU Account, DSU Account and SPC Account with respect to Awards of Performance Share Units, Restricted Share Units or Deferred Share Units. Dividend Equivalents to be credited to a Participant's PSU Account, RSU Account or DSU Account and if deemed equitable shall be credited as follows:

(a) any cash dividends or distributions credited to the Participant's PSU Account, RSU Account or DSU Account or SPC Account shall be deemed to have been invested in additional Performance Share Units, Restricted Share Units, Deferred Share Units, or SPCs as applicable, on the payment date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date by (ii) the Market Price of one Share on such payment date, and such additional Performance Share Units, Restricted Share Unit or Deferred Share Unit, or SPC as applicable, shall be subject to the same terms and conditions as are applicable in respect of the Performance Share Unit, Restricted Share Unit , Deferred Share Unit, or SPC as applicable, with respect to which such dividends or distributions were payable; and

(b) if any such dividends or distributions are paid in Shares or other securities, such Shares and other securities shall be subject to the same vesting, performance and other restrictions as apply to the Performance Share Units, Restricted Share Units, Deferred Share Unit, or SPC as applicable, with respect to which they were paid.

No Dividend Equivalent will be credited to or paid on Awards of Performance Share Units, Restricted Share Units, Deferred Share Units or SPCs that have expired or that have been forfeited or terminated. For avoidance of doubt, all Dividend Equivalents shall be fully credited to a Participant's SPC Account.

16. MISCELLANEOUS

16.1 No Rights as a Shareholder. Nothing contained in the Plan nor in any Award or SPC granted hereunder shall be deemed to give any Person any interest or title in or to any Shares or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever with respect to Shares issuable pursuant to an Award until such Person becomes the holder of record of Shares.

16.2 No Entitlement to Employment or Office. Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continued employment or the right to continue to serve as a director or interfere in any way with the right of the Corporation or any subsidiary to terminate such employment or directorship at any time and for any reason. The Participant's rights, if any, to continue to serve as an officer, employee, or otherwise of the Corporation or any subsidiary, shall not be enlarged or otherwise affected by his or her designation as a Participant under the Plan. Nothing in the Plan may be construed to provide any Participant with any rights whatsoever to compensation or damages in lieu of notice or continued participation in, or entitlements under, the Plan as a consequence of a Participant's termination of employment (regardless of the reason for the termination and the party causing the termination, including a termination without cause). Participation in the Plan by an Eligible Person is voluntary. The amount of any compensation deemed to be received by a Participant as a result of participating in the Plan will not constitute compensation with respect to which any other employee benefits of that Participant are determined including, without limitation, benefits under any bonus, pension, profit-sharing, termination, severance or salary continuance plan, except as otherwise specifically determined by the Corporation in writing.

16.3 Record Keeping. The Corporation shall main appropriate registers in which shall be recorded all pertinent information with respect to the granting, amendment, exercise, vesting, expiry, forfeiture and termination of Awards and SPCs. Such registers shall include, as appropriate:

(a) the name and address of each Participant;

(b) the number of Awards credited to each Participant's account;

(c) any and all adjustments made to Awards recorded in each Participant's account;

(d) in the case of SPCs, the Participant's SPC Account details including the number of Plan Shares credited, the Participant's Contributions and Employer's Contributions, and

(e) such other information which the Corporation considers appropriate to record in such registers.

16.4 Income Taxes. As a condition of and prior to participation in the Plan, an Eligible Person shall authorize the Corporation in written form to withhold from any payment otherwise payable to such Eligible Person any amounts required by any taxing authority to be withheld for taxes of any kind, source deductions or other amounts as a consequence of such participation in the Plan, the issuance of any Shares pursuant to the Plan or the settlement in cash and/or Shares of any Awards under the Plan. In addition, as a condition for the exercise of an Option, the Corporation may require a Participant to deliver to the Corporation all or a portion of the taxes, source deductions or other amounts required to be withheld or remitted by the Corporation under the Income Tax Act (Canada) and any applicable Canadian provincial taxation statute as a result of the exercise of the Option.

16.5 No Representation or Warranty. The Corporation makes no representation or warranty as to the future market value of any Shares issued pursuant to the Plan.

16.6 Direction to Transfer Agents. Upon receipt of a certificate of an authorized officer of the Corporation directing the issue of Shares issuable under the Plan, the transfer agent of the Corporation is authorized and directed to issue and countersign share certificates for the Shares subject to the applicable Award or SPC in the name of such Participant or as may be directed in writing by the Participant.

17. TERM, EXPIRY, FORFEITURE, TERMINATION AND BLACKOUT PERIODS

17.1 Term of Award. Subject to Section 17.3, in no circumstances shall the term of an Award exceed five (5) years from the Grant Date.

17.2 Expiry, Forfeiture and Termination of Awards. If for any reason an Award expires without having been exercised or is forfeited or terminated, and subject to any extension thereof in accordance with the Plan, such Award shall forthwith expire and be forfeited and shall terminate and be of no further force or effect and no amount shall be payable to the applicable Participant in respect thereof as compensation, damages or otherwise.

17.3 Blackout Periods. Notwithstanding any other provision of the Plan, except as provided in Section 2.2 of the Appendix, if the expiry date or vesting date of an Award, other than a Performance Share Unit, Restricted Share Unit or Deferred Share Unit awarded to a Canadian Taxpayer, as applicable, is (i) during a Blackout Period, or (ii) within ten (10) trading days following the end of a Blackout Period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten (10) trading days following the end of the Blackout Period. In the case of a Performance Share Unit, Restricted Share Unit or Deferred Share Unit awarded to a Canadian Taxpayer or US Taxpayer (as defined in the Appendix), any settlement that is effected during a Blackout Period in order to comply with Section 14.4 in the case of a Canadian Taxpayer or the Appendix in the case of a US Taxpayer shall (subject to the requirements of applicable law) be settled in cash, notwithstanding any other provision hereof.

17.4 Three Year Term of Plan. In order to continue past the third anniversary of its adoption by shareholders of the Corporation, this Plan must be again approved by Shareholders of the Company by such third anniversary or such more frequent approval as may be required by the Toronto Stock Exchange Corporate Finance Manual.

18. GOVERNING LAW & COMPLIANCE WITH APPLICABLE LAWS

The Plan shall be construed in accordance with and be governed by the laws of British Columbia and shall be deemed to have been made therein. If any provision of the Plan or an Award or SPC contravenes any law or any order, policy, by-law, rule or regulation of any regulatory body or stock exchange having jurisdiction or authority over the securities of the Corporation or the Plan, then such provision may in the sole discretion of the Board be amended to the extent considered necessary or desirable to bring such provision into compliance therewith. The Corporation is not obligated to issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Board, in its sole discretion, such action would constitute a violation by a Participant, the Corporation or any of its affiliates of any provision of any applicable statutory or regulatory enactment of any government or government agency.

19. REGULATORY APPROVAL

The Plan shall be subject to the approval of the TSX and where applicable, any relevant regulatory authority whose approval is required. Any Awards granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Awards or SPCs may be exercised or shall vest unless such approval and acceptance is given.

20. EFFECTIVE DATE OF THE PLAN

The Plan has an effective date of May 18, 2023. Awards granted prior to the approval by shareholders of the Corporation are subject of this Plan are subject to shareholders' approval.

Appendix 1 - Special Provisions Applicable to US Taxpayers

This Appendix sets forth special provisions of the Plan that apply to US Taxpayers (as defined below) and forms part of the Plan. All capitalized terms, to the extent not otherwise defined herein, shall have the meanings set forth in the Plan.

1. DEFINITIONS

1.1 For the purposes of this Appendix:

"Company Affiliate" means any person, firm or entity with whom the Corporation would be considered a single employer under Section 414(b) or 414(c) of the US Code;

"Disability" of a US Taxpayer with respect to an Incentive Stock Option means "permanent and total disability" as defined in Section 22(e)(3) of the US Code;

"Disqualifying Disposition" means any disposition of Shares acquired upon exercise of an Incentive Stock Option where such disposition occurs on or before the later of (i) the second anniversary of the Grant Date and (ii) the first anniversary of the exercise of such Incentive Stock Option (or the first anniversary of the date of vesting of such Shares, if initially subject to a substantial risk of forfeiture and no timely and effective election under Section 83(b) of the US Code is made with respect thereto).

"Fair Market Price" shall be equal to the volume-weighted average trading price of the Shares for the five (5) trading days immediately preceding the Grant Date as reported by the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be, and in each case the "Grant Date" shall be not earlier than the sixth (6th) trading day immediately following the date the Board resolves to grant the Option. If the Shares are not publicly traded or quoted, then the "Fair Market Price" shall be the fair market value of the Shares as of the Grant Date, as determined by the Board acting in good faith and consistent with the principles of Sections 409A, 422 and/or 424 of the Code, as applicable;

"Incentive Stock Option" means any Option designated and qualified as an "incentive stock option" as defined in Section 422 of the US Code;

"Non-Qualified Stock Option" means any Option that is not an Incentive Stock Option;

"Separation From Service" shall mean, with respect to a US Taxpayer, that his or her employment with the Corporation and any entity that is to be treated as a single employer with the Corporation for purposes of United States Treasury Regulation Section 1.409A-1(h) terminates such that it is a separation from service within the meaning of United States Treasury Regulation Section 1.409A-1(h);

"Specified Employee" means a US Taxpayer who meets the definition of "specified employee," as defined in Section 409A(a)(2)(B)(i) of the US Code;

"subsidiary corporation" means "subsidiary corporation" as defined in Section 424(f) of the US Code;

"Ten Percent Owner" means a US Taxpayer who, at the time an Award is granted, owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the US Code) shares possessing more than 10% of the total combined voting power of all classes of stock of the Corporation or any parent or subsidiary corporation, within the meaning of Section 422(b)(6) of the US Code;

"Termination of Employment" and terms of like import shall mean, with respect to a US Taxpayer, a termination of his or her service with the Corporation and any Company Affiliate, whether as an employee or otherwise, which constitutes a "separation from service" within the meaning of and for purposes of United States Treasury Regulation Section 1.409A-1(h);

"US Code" means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other regulatory guidance thereunder;

"US Code Section 409A" means Section 409A of the US Code and the regulations and other guidance promulgated thereunder;

"US Code Section 409A Award" means an Award that is "nonqualified deferred compensation" within the meaning of US Code Section 409A; and

"US Taxpayer" means a Participant who is a citizen or resident of the United States for purposes of the US Code, or whose Awards under the Plan are subject, or would be subject, to taxation under the US Code; provided that a Participant shall be treated as a US Taxpayer solely with respect to those affected Awards

"US Exchange Act" means the Securities Exchange Act of 1934, and the rules and regulations thereunder; "US Securities Act" means the Securities Act of 1933, and the rules and regulations thereunder; and

2. INCENTIVE STOCK OPTIONS

2.1 Incentive Stock Options and Non-Qualified Stock Options. Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Notwithstanding Sections 3.2 and 5.1 of the Plan or any other provision of the Plan arguably to the contrary, Incentive Stock Options may only be granted to an Eligible Person who is an employee of the Corporation or a subsidiary corporation (and not of any other affiliate of the Corporation). To the extent that any Option (or portion thereof) does not qualify as an Incentive Stock Option, such Option (or portion thereof) shall be deemed a Non-Qualified Stock Option.

2.2 Term of Option. Notwithstanding any provision of the Plan arguably to the contrary:

(a) in no circumstances shall the term of an Option exceed five (5) years from the Grant Date or be exercisable after the expiration of five (5)  years from the Grant Date; and

(b) in no circumstances shall the term of an Incentive Stock Option granted to a Ten Percent Owner exceed five (5) years from the Grant Date or be exercisable after the expiration of five (5) years from the Grant Date.

2.3 Termination of Option Due to Termination of Employment. In the case of an Incentive Stock Option, notwithstanding any provision of the Plan to the contrary: (i) in the event of the Eligible Person's termination of employment due to death or Disability, the Incentive Stock Option shall expire on the earlier of the scheduled expiry date and one (1) year following the Termination Date, and (ii) in the event of the Eligible Person's termination of employment for any reason other than (A) Disability, (B) for cause, or (C) due to death, the Incentive Stock Option shall expire on the earlier of the scheduled expiry date and three (3) months following the Termination Date.

2.4 Plan Limit on Incentive Stock Options. Subject to adjustment pursuant to Section 10 of the Plan and Sections 422 and 424 of the US Code, the aggregate number of Shares which may be issued under the Plan and which may be made subject to Incentive Stock Options shall not exceed 3,000,000 (inclusive of any Incentive Stock Options issued pursuant to the 2017 Stock Option Plan).

2.5 Annual Limit on Incentive Stock Options. To the extent required for "incentive stock option" treatment under Section 422(d) of the US Code, the aggregate Fair Market Price (determined as of the Grant Date) of the Shares with respect to which Incentive Stock Options granted under the Plan and any other plan of the Corporation and its parent and subsidiary corporations that become exercisable or vest for the first time by a US Taxpayer during any calendar year shall not exceed US$100,000 or such other limit as may be in effect from time to time under Section 422 of the US Code. To the extent that any Option (or portion thereof) exceeds this limit, such Option (or portion thereof) shall constitute a Non-Qualified Stock Option.

2.6 Notice of Disqualifying Disposition. By accepting an Incentive Stock Option granted under the Plan, the Participant agrees to notify the Corporation in writing promptly after the Participant makes a Disqualifying Disposition of any Shares acquired pursuant to the exercise of such Incentive Stock Option, such notification to include the date and terms of the Disqualifying Disposition and such other information as the Corporation may reasonably require.

3. OPTIONS

3.1 Option Price. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the Option Price of such Incentive Stock Option shall not be less than 110% of the Fair Market Price per Share determined as of the Grant Date. For all other US Taxpayers, the Option Price of an Incentive Stock Option shall not be less than 100% of the Fair Market Price per Share determined as of the Grant Date. The Option Price of a Non-Qualified Stock Option for all US Taxpayers shall not be less than 100% of the Fair Market Price per Share as determined as of the Grant Date.

3.2 Method of Exercise of Options. Section 5.4(b) of the Plan shall not be available if the Option being exercised is an Incentive Stock Option.

3.3 Option Award Agreement. The Option Award Agreement for US Taxpayers shall specify whether the Option subject to such Option Award Agreement is an Incentive Stock Option or a Non-Qualified Stock Option. If no such specification is made, the Option will be a Non-Qualified Stock Option. None of the Board, the Corporation or any of its subsidiaries or affiliates, or any of their respective employees or representatives shall be liable to any Participant or to any other Person if it is determined that an Option does not qualify for any intended tax treatment.

3.4 Service Recipient Stock. A Non-Qualified Stock Option may be granted to a US Taxpayer only if, with respect to such US Taxpayer, the Corporation is an "eligible issuer of service recipient stock" within the meaning of US Code Section 409A.

4. PERFORMANCE SHARE UNITS AND RESTRICTED SHARE UNITS

4.1 Settlement of Performance Share Units for US Taxpayers. Notwithstanding the timing of settlement described in Sections 6.5 and 6.6 of the Plan, but subject to Section 7.4 of this Appendix, for US Taxpayers, settlements of vested Performance Share Units (and any vested Dividend Equivalents) credited to a US Taxpayer's PSU Account shall in all events take place within 30 days after the earlier of (i) the PSU Vesting Date specified in the PSU Award Agreement and (ii) the date of the US Taxpayer's death, in any case, without regard to receipt of the notice of settlement of Performance Share Units from the US Taxpayer.

4.2 Settlement of Restricted Share Units for US Taxpayers. Notwithstanding the timing of settlement described in Sections 7.5 and 7.6 of the Plan, but subject to Section 7.4 of this Appendix, for US Taxpayers, settlements of vested Restricted Share Units (and any vested Dividend Equivalents) credited to a US Taxpayer's RSU Account shall in all events take place within 30 days after the earlier of (i) the RSU Vesting Date specified in the RSU Award Agreement and (ii) the date of the US Taxpayer's death, in any case, without regard to receipt of the notice of settlement of Restricted Share Units from the US Taxpayer.

5. DEFERRED SHARE UNITS

5.1 Elections for US Taxpayers. Section 8.1(b) of the Plan shall be applied in a manner consistent with United States Treasury Regulation Section 1.409A-2(a). Except as otherwise permitted under such regulation, a US Taxpayer's election to defer a Deferred Annual Amount must be made by the end of the calendar year prior to the calendar year in which services giving rise to the right to payment of such Deferred Annual Amount are to be performed. Without limiting the generality of the foregoing, during a US Taxpayer's first calendar year of eligibility in the Plan (as described in United States Treasury Regulation Section 1.409A-2(a)(7)) such US Taxpayer may, within 30 days after becoming eligible to participate in the Plan, elect to receive an Award of Deferred Share Units for such calendar year but solely with respect to compensation to be paid for services to be performed after the date such election is made.

5.2 Distribution Date for Settlement of DSUs Held By US Taxpayers. Notwithstanding the timing of settlement described in Sections 8.5 or 8.6 of the Plan, but subject to Section 7.4 of this Appendix, for US Taxpayers, settlements of vested Deferred Share Units credited to a US Taxpayer's DSU Account shall in all events take place within 30 days after the date of the US Taxpayer's Separation From Service without regard to receipt of the notice of settlement of Deferred Share Units from the US Taxpayer, unless a different fixed settlement date was specified in the applicable DSU Award Agreement at the time of grant of the Deferred Share Units (the "distribution date"). Notwithstanding any provision of the Plan arguably to the contrary (including Sections 11.2 and 13 of the Plan), any acceleration of the vesting of Deferred Share Units held by US Taxpayers will not result in the acceleration of the distribution date for such Deferred Share Units unless permitted under US Code Section 409A.

5.3 Special Limitation Applicable to Eligible Persons Who Are Both a Canadian Taxpayer and a US Taxpayer. If the Deferred Share Units of a US Taxpayer are subject to tax under the income tax laws of Canada and also are subject to tax under the income tax laws of the United States, the following special rules regarding forfeiture will apply. For greater clarity, these forfeiture provisions are intended to avoid adverse tax consequences under US Code Section 409A and/or under paragraph 6801(d) of the Regulations under the Income Tax Act (Canada), that may result because of the different requirements as to the time of settlement of Deferred Share Units (and thus the time of taxation) with respect to a US Taxpayer's Separation From Service (under US tax law) and his or her DSU Separation Date (under Canadian tax law). The intended consequence of this Section 5.3 of the Appendix is that payments or issuance of Shares to US Taxpayers in respect of Deferred Share Units will only occur if such US Taxpayer experiences both a Separation From Service and a DSU Separation Date. If a US Taxpayer does not experience both a Separation From Service and a DSU Separation Date, including but not limited to the circumstances listed below, such Deferred Share Units shall be immediately and irrevocably forfeited:

(a) a US Taxpayer experiences a Separation From Service as a result of a permanent decrease in the level of services such US Taxpayer provides to the Corporation or a related entity that is considered the same service recipient under US Code Section 409A to less than 20% of his or her past service, but such US Taxpayer continues to provide some level of service to the Corporation or a corporation related thereto within the meaning of the Income Tax Act (Canada); or

(b) a US Taxpayer experiences a Separation From Service as a result of ceasing to be a member of the Board, but such person continues providing services as an employee of the Corporation or a corporation related thereto within the meaning of the Income Tax Act (Canada); or

(c) a US Taxpayer, for any reason, experiences a DSU Separation Date but continues to provide services as an independent contractor such that he or she has not experienced a Separation From Service.

6. SETTLEMENT OF SPC ACCOUNTS

6.1 Termination of Employment. Notwithstanding any provision of the Plan to the contrary, including, without limitation, Sections 9.8 and 9.9, if a US Taxpayer's employment terminates and if, pursuant to Section 5.8, settlement of part or all of such US Taxpayer's SPC Account is deferred subject to satisfaction of any applicable Holding Period, such SPC Account will in all events be settled, and any cash or Shares credited to such SPC Account will in all events be distributed, by the next settlement date specified in Section 9.8 or, if earlier, by March 15 of the year immediately following the year in which such cash and/or Shares are no longer subject to a substantial risk of forfeiture for purposes of US Code Section 409A.

6.2 US Code Section 409A. Notwithstanding any provision of the Plan arguably to the contrary, all amounts of cash and all Shares attributable to the Employer's Contribution(s) on behalf of a US Taxpayer shall be paid, distributed or otherwise made available to him or her by March 15 of the year immediately following the year in which such amounts and/or Shares are no longer subject to a substantial risk of forfeiture for purposes of US Code Section 409A. It is intended that a US Taxpayer's interest under the Plan qualify as a short-term deferral that is exempt from US Code Section 409A. The provisions of the Plan and this Appendix shall be construed and administered accordingly.

7. TAXES

7.1 Payment of Taxes. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under US Code Section 409A), and neither the Corporation nor any subsidiary or affiliate of the Corporation shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any other Person) harmless from any or all of such taxes or penalties.

7.2 Tax Withholding. A US Taxpayer shall be required to pay to the Corporation or any applicable subsidiary or affiliate thereof, and the Corporation and any such subsidiary or affiliate shall have the right and is hereby authorized to withhold, from any cash or other compensation payable under the Plan, or from any other compensation or amounts owing to the US Taxpayer, the amount of any required withholding taxes in respect of amounts paid under the Plan and to take such other action as may be necessary in the opinion of the Corporation to satisfy all obligations for the payment of such withholding taxes.

8. MISCELLANEOUS

8.1 Non-Assignability. Notwithstanding Section 10 of the Plan, no Incentive Stock Option or SPC shall be transferable by the Participant otherwise than by will or by the laws of descent and distribution and all Incentive Stock Options shall be exercisable, and each SPC executory, only during the Participant's lifetime, only by the Participant, or in the case of Stock Options,  by the Participant's legal representative or guardian in the event of the Participant's Disability. Section 9 of the Plan shall apply to US Taxpayers with respect to Non-Qualified Stock Options, Performance Share Units, Deferred Share Units and Restricted Share Units to the extent permissible under applicable US securities and other laws and regulatory requirements.

8.2 Amendments. In addition to the provisions of Section 14 of the Plan, to the extent determined by the Board to be necessary or desirable to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the US Code, Plan amendments as they relate to or affect US Taxpayers shall be subject to approval by the Corporation's shareholders entitled to vote at a meeting of shareholders to the extent such amendments require shareholder approval under Section 422 of the US Code. Without limiting the foregoing, an amendment to increase the aggregate number of Shares which may be issued under the Plan and which may be made subject to Incentive Stock Options as set forth in Section 2.4 of this Appendix must be approved by the Corporation's shareholders within 12 months of adoption of such amendment. Notwithstanding the provisions of Section 13 of the Plan, no amendment in respect of an Award to a US Taxpayer shall be made without the consent of such US Taxpayer if the result of such amendment would be to cause the Award to violate the requirements of US Code Section 409A or lose the qualification as an "incentive stock option" under Section 422 of the US Code, as applicable. . Notwithstanding the provisions of Section 11 of the Plan, no amendment in respect of a US Taxpayer's SPC Account or the distribution or other settlement of such Account shall be effective as to such US Taxpayer without his or her consent if the result of such amendment would be to cause the US Taxpayer's interest in the Plan to violate the requirements of US Code Section 409A

8.3 Duration of Plan for Incentive Stock Options. The Plan is dated for reference May 18, 2023 (the "Adoption Date") and is scheduled to be considered by Shareholders in June 29, 2023 (the "Approval Date"). No Incentive Stock Options may be granted to US Taxpayers under this Plan after the tenth anniversary of the Adoption Date.

8.4 US Code Section 409A. Each Award granted under the Plan is intended to comply with US Code Section 409A or an exemption therefrom, and the Plan, the Appendix and all Award Agreements shall be construed and interpreted consistent with such intent. Notwithstanding the foregoing, to the extent that any Award is determined to constitute a US Code Section 409A Award, such Award will be subject to such additional rules and requirements as specified by the Board from time to time in order to comply with US Code Section 409A. If any provision of the Plan, the Appendix or any Award Agreement contravenes US Code Section 409A or could cause a US Taxpayer to incur any tax, interest or penalties under US Code Section 409A, the Board may, in its sole discretion and without the affected US Taxpayer's consent, modify such provision to: (i) comply with, or avoid being subject to, US Code Section 409A, or to avoid incurring taxes, interest and penalties under US Code Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the affected US Taxpayer of the applicable provision without materially increasing the cost to the Corporation or contravening US Code Section 409A. However, the Corporation shall have no obligation to modify the Plan, the Appendix or any Award and does not guarantee that Awards will not be subject to taxes, interest and penalties under US Code Section 409A.

In the case of a US Code Section 409A Award, all payments to be made upon (or on a timeline determined by reference to) a US Taxpayer's Termination Date shall only be made upon such US Taxpayer's Separation From Service, and "termination," "termination of employment" and like terms will be construed accordingly. If a US Taxpayer is a Specified Employee on the date of his or her Separation From Service, then, to the extent necessary to avoid any interest, penalties and/or additional tax imposed pursuant to US Code Section 409A, any amounts payable in respect of a US Code Section 409A Award held by such US Taxpayer that are otherwise required to be made as a result of his or her Separation From Service shall be delayed for the first six (6) months following such Separation From Service and shall instead be paid in a single lump sum within 30 days following the end of such six-month period; provided, that if such US Taxpayer dies during such six-month period, then any payments so delayed shall be paid to such US Taxpayer's estate within 30 days following such US Taxpayer's death; provided, further, that any remaining amounts in respect of the US Code Section 409A Award that are due beyond the six-month period following such US Taxpayer's Separation From Service shall be paid without delay and at the times such payments are otherwise scheduled to be made. Each payment payable in respect of an Award shall be treated as a separate payment in a series of payments within the meaning of, and for purposes of, US Code Section 409A.

The acceleration or delay of the time or schedule of any vesting, exercise, settlement or payment of any Award that is subject to (or would make such Award subject to) US Code Section 409A, whether or not in connection with a Change in Control, is prohibited except as permitted under US Code Section 409A.

Notwithstanding anything herein to the contrary, neither the Corporation nor any of its subsidiaries or affiliates shall have any liability to any Participant or to any other Person if the Plan, the Appendix or any Award Agreement (or any payment or benefit provided with respect to any Award) that is intended to be exempt from or compliant with US Code Section 409A is not so exempt or compliant.

8.5 Priority. Except as specifically provided in this Appendix, the provisions of the Plan and the Participant's Award Agreement shall govern. For Participants who are US Taxpayers, in the event of any inconsistency or conflict between the provisions of (i) the Plan and/or a Participant's Award Agreement, and (ii) this Appendix, the terms of this Appendix shall prevail.

Appendix 2 - SPC Payroll Deduction Authorization Form

(This general form is a guideline may be modified as required)

PERSONAL INFORMATION
Last Name		First Name	Middle Name(s)
Phone		Street Address
Cell		City
Fax		State/Province	Zip/Postal Code
SIN# or SSN#		Email Address
Employee #		Date of Employment
Date of Birth (mm/dd/yyyy)	/ /	Annual Base Salary (specify currency)
Work Site Office

CONTRIBUTION INFORMATION
Enter Annual Percentage of Annual Base Salary Deductions (%)
Percentage Revision #1 (if requested)	Employee Initials
Percentage Revision #2 (if requested)	Employee Initials

AUTHORIZATION

By signing below, I understand that there are risks associated with the purchase of the Shares and that the securities laws of Canada and the United States may impose certain restrictions on the resale of Shares. I hereby acknowledge that I have been advised by the Corporation to consult with my own legal, financial and tax advisors with respect to the enrolment in the Plan and the entitlement to receive Shares under the Plan and any disposition of shares received under the Plan. I further acknowledge that I am responsible for obtaining such legal, financial and tax advice as I consider appropriate, and I am not relying on the Corporation, or counsel to the Corporation in this regard. Furthermore, I authorize that the above-noted percentage of my annual base salary be deducted by the Corporation, from each pay period, until such time that I request otherwise or am no longer an eligible Participant in the SPC. I UNDERSTAND THAT THE 25%  EMPLOYER CONTRIBUTION PORTION IS TAXABLE  TO ME AND WILL BE REPORTED AS INCOME.

Date (mm/dd/yyyy)	/ /	Employee Signature

Appendix 3- Form of Option, DSU,PSU, RSU Awards Agreement

FURY GOLD MINES LIMITED (the "CORPORATION")- AWARD AGREEMENT

This Award Agreement is entered into between the Corporation and the undersigned person ("Undersigned") in respect of the award by the Corporation  of one or more of a Stock Option, RSU, or DSU.  This Agreement is subject to the terms of the Long-term Incentive Plan (LTIP) adopted by the Corporation on May 18, 2023 which is subject to ratification by the Corporation's Shareholders.

Summary

1. Undersigned (Award Recipient): Person Who Has Signed this Agreement Below

2. Date of Grant:_______________________

3. Number of: _________________________________Share Options

________________________________ DSUs

 ________________________________ RSUs

 ________________________________ PSUs

4. Option Exercise Price: ______per Option Share

5. Option Expiry Date:_________________________

6. Option Vesting: Options vest as to 12 ½% of the Option on the same day of the month every 3 months following the Date of Grant or such other vesting as shall be specified by the Corporation in writing and delivered concurrently herewith. DSU,RSU and PSU shall vest in accordance with their granting terms.

Terms of DSUs, RSUs and PSUs are detailed in the attached schedule A hereto.[Detail grants terms]

To exercise a Stock Option, specifying the number of Optioned Shares it has been instructed to exercise wish to acquire, and deliver a certified cheque, wire transfer or a bank draft payable to the Corporation for the aggregate Exercise Price plus applicable withholding taxes by delivering an executed Appendix 4.

A certificate for the Optioned Shares will be issued by the Corporations transfer agent directly into the name of the undersigned shall direct as soon as practicable thereafter.If the exercise is within the first four months from the Date of Grant, will bear a minimum four month non-transferability legend from the Date of Grant.

Collection of Personal Information.  The Undersigned acknowledges and consents to the fact that the Corporation is collecting the Undersigned's personal information for the purpose of filing this Option Agreement.  The Undersigned further acknowledges and consents to the fact that the Corporation may be required by the applicable Securities Laws to provide the TSX, NYSE or other regulatory or taxation authorities with any personal information provided by the Undersigned.

By signing this Award Agreement, the Undersigned acknowledges that the Undersigned has read and understands the Plan and agrees to its terms and conditions.

IN WITNESS WHEREOF the parties hereto have executed this Option Commitment intending it to be effective as of the Date of Grant notwithstanding its later date of execution.

Undersigned

________________________________________________________
Authorized Signature

___________________________________________________________

Address (if other than the address on the records of the Corporation or UMS)

FURY GOLD MINES LIMITED Per: _______________________________________________________ Authorized Signatory

Appendix 4 -Form of Exercise Notice of Option

FURY GOLDMINES LIMITED (the "CORPORATION")

LONG-TERM INCENTIVE PLAN -OPTION EXERCISE FORM

Part 1: Participant Identification

Name of Participant Award Recipient	Title or Job Description
Address (if other than per Corporation's records)	Office Phone Number
Social Insurance Number	Home Phone Number

Part 2: Exercise of Share Purchase Option

I hereby exercise the Share Purchase Options to the extent of ________________Shares  (in whole or in part), granted to me by Award Agreement dated _____________________________ pursuant to the  Long-term Incentive Plan",  as it may be amended from time to time (the "Plan") first adopted June 29, 2023.

Purchase Price: CAD$________________(the above number of options @ $____ plus CAD$________________ withholding amount (25% additional to the Purchase Price). The sum of the purchase price and withholding amount is the Total Purchase Price.

Choose one:

□ I hereby tender the Total Purchase Price wire, certified cheque, bank draft or money order payable to or to the order of the Corporation.

□ I hereby authorize the Corporation to arrange the sale of  such number of the Optioned Shares on my behalf as is necessary to pay the Total Purchase Price and to remit to me the difference in cash.

The arranged sale of the Shares option is only available if the Award Agreement predates this exercise form by at least four months. The arranged sale will though the facilities of the TSX. No guarantee of minimum sale proceeds is provided to the Undersigned by the Corporation.

I have read and agree to abide by all the terms of the Plan I will comply, to the satisfaction of Corporation with all applicable requirements of any stock exchange or securities regulatory authority having jurisdiction over Corporation.

Participant Optionholder Signature

Dated	Signed

Signature of Witness	[Name Print]